Filed Pursuant to Rule 424(b)(3)
Registration No. 333-138520

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Maximum Offering	Maximum Aggregate	Amount of
Securities to be Registered	Registered	Price Per Share(1)	Offering Price(1)	Registration Fee(2)
Common Stock, par value $.01 per share	11,596,981 shares	$25.54	$296,186,895	$9,093

(1)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended; the offering price and registration fee are based on the average of the high and low prices for our Common Stock on March 5, 2007, as reported on the New York Stock Exchange.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 8, 2006)

11,596,981 Shares

Common Stock

D-R Interholding, LLC, the selling stockholder, is selling 11,596,981 shares of our common stock. We will not receive any proceeds from the sale of shares in this offering. The net proceeds will be distributed by the selling stockholder to affiliates of First Reserve Corporation and to certain members of our management as described under “Use of Proceeds.”

Our common stock is listed on the New York Stock Exchange under the symbol “DRC”.

On March 7, 2007, the last reported sale price of our common stock was $27.34 per share.

Investing in our common stock involves risks. See “Risk Factors” described on page S-3 of this prospectus supplement and in the documents we incorporate by reference.

The underwriter may offer the common stock from time to time in one or more transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on March 13, 2007.

MORGAN STANLEY

March 7, 2007

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Terms capitalized but not defined in this prospectus supplement shall have the meaning ascribed to them in the accompanying prospectus.

S-i

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. None of us, our subsidiaries or the selling stockholder has authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. The prospectus supplement and the accompanying prospectus may be used only for the purposes for which it has been published, and no person has been authorized to give any information not contained in this prospectus supplement and the accompanying prospectus. If you receive any other information, you should not rely on it. The selling stockholder is not making an offer of these securities in any jurisdiction where the offer is not permitted.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. Information that we file in the future with the SEC automatically will update and supersede, as appropriate, the information contained in this prospectus and in the documents previously filed with the SEC and incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus so long as the registration statement of which this prospectus is a part remains effective:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	our Definitive Proxy Statement for 2006 on Schedule 14A, filed on April 17, 2006;

•	our Current Report on Form 8-K, filed on February 22, 2007; and

•	the description of our common stock contained in our Form 8-A, filed on July 26, 2005.

You can request a copy of these filings at no cost, by writing or calling us at the following address:

1200 West Sam Houston Parkway, No.
       Houston, Texas 77043
       (713) 467-2221

You should read the information in this prospectus together with the information in the documents incorporated by reference. Any information that we have furnished or should have furnished on Form 8-K or
Form 8-K/A, such as the information included in the following Form 8-Ks, is expressly not incorporated herein: our Current Reports on Form 8-K, filed on January 5, 2007 and March 2, 2007.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained elsewhere in this prospectus supplement or the accompanying prospectus, but it may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement, including the “Risk Factors” section, the accompanying prospectus, the documents incorporated by reference (including the “Risk Factors” contained therein) and the other documents to which we refer for a more complete understanding of this offering.

Our Company

Our Business

We are among the largest global suppliers of rotating equipment solutions to the worldwide oil, gas, petrochemical and process industries. In 2006, approximately 93% of our combined revenues were generated from oil and gas infrastructure spending and 50% of our total combined revenues were generated by each of our aftermarket parts and services segment and our new units segment. Our services and products are used for a wide range of applications, including oil and gas production, high-pressure field injection and enhanced oil recovery, pipelines, refinery processes, natural gas processing, and petrochemical production. We believe we have the largest installed base in the world of the classes of equipment we manufacture, with approximately 40% of the total installed base of equipment in operation. Our installed base of equipment includes such well-recognized brand names as Dresser-Rand, Dresser-Clark, Ingersoll Rand, Worthington, Turbodyne, Terry, Coppus, Murray and Nadrowski. We provide a full range of aftermarket parts and services to this installed base through our global network of 26 service and support centers covering more than 140 countries. We operate globally with manufacturing facilities in the United States, France, Germany, Norway, and India. Our client base consists of most major independent oil and gas producers and distributors worldwide, national oil and gas companies, and chemical and industrial companies. Our clients include Royal Dutch Shell, ExxonMobil, BP, Statoil, Chevron, Petrobras, Pemex, PDVSA, ConocoPhillips, Lukoil, Marathon Oil Corporation and Dow Chemical Company.

Risk Factors

Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus supplement and in the incorporated documents prior to investing in our common stock. Our ability to execute our strategy is subject to the risks that are generally associated with the rotating equipment and services industry. For example, our profitability could decline due to a significant downturn in our clients’ markets, decrease in the consumption of oil, gas or petrochemicals, as well as unanticipated operating conditions, loss of customers and other factors that are not within our control. Our operations and properties are subject to stringent environmental laws and regulations that impose significant actual and potential costs on us, and future regulations could increase those costs. Furthermore, the heavily regulated nature of our clients’ industries imposes significant safety performance requirements on us, and we could lose the opportunity to bid on certain clients’ contracts if we do not meet those requirements.

We are also subject to a number of risks related to our competitive position and business strategies. For example, our acquisitive business strategy exposes us to the risks involved in consummating and integrating acquisitions, including the risks that in a future acquisition we could incur additional debt and contingent liabilities which could adversely affect our operating results. In addition, we are subject to various risks due to material weaknesses in our internal controls. For additional risks relating to our business and the offering, see “Risk Factors” beginning on page S-3 of this prospectus supplement and the risk factors contained in certain of our incorporated documents.

THE OFFERING

Selling stockholder	D-R Interholding, LLC. See “Principal and Selling Stockholder.”

Shares of common stock offered by the selling stockholder	11,596,981 shares

Shares of common stock outstanding before and after this offering	85,477,160 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholder. The selling stockholder will receive all the net proceeds from the sale of shares of common stock offered by this prospectus supplement and intends to distribute such net proceeds to affiliates of First Reserve Corporation (“First Reserve”) and to certain members of our management. See “Use of Proceeds.”

New York Stock Exchange symbol	“DRC”

Unless we specifically state otherwise, all information in this prospectus supplement:

•	excludes 4,042,611 shares of common stock reserved for issuance under our 2005 Stock Incentive Plan and our 2005 Directors Stock Incentive Plan.

See “Risk Factors” beginning on page S-3 of this prospectus supplement and a discussion of risks contained in the documents incorporated by reference herein.

RISK FACTORS

An investment in our common stock involves risks.  You should carefully consider the risks relating to our common stock below, together with the other Risk Factors and other information included in the accompanying prospectus and our incorporated documents, before investing in our common stock.

Risks Related to Our Business

We have identified material weaknesses in our internal controls.

Our management has concluded that our disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2006 as a result of several material weaknesses in our internal control over financial reporting. As a result, the Annual Report on Form 10-K for the year ended December 31, 2006 that is incorporated by reference into this prospectus supplement includes an adverse opinion from PricewaterhouseCoopers LLP, our independent registered public accounting firm, on our internal control over financial reporting. A description of the material weaknesses is included in Item 9A, “Controls and Procedures,” in the Annual Report on Form 10-K for the year ended December 31, 2006 that is incorporated by reference into this prospectus supplement.

The material weaknesses could result in a misstatement of substantially all accounts and disclosures, which would result in a material misstatement of annual or interim financial statements that would not be prevented or detected. Errors in our financial statements could require a restatement or prevent us from timely filing our periodic reports with the SEC. Additionally, inferior internal control over financial reporting could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

While we have taken and continue to take actions to remediate the material weaknesses, we cannot be certain that any remedial measures we have taken or plan to take will be effective in remedying all identified deficiencies in our internal control over financial reporting or result in the design, implementation and maintenance of adequate controls over our financial processes and reporting in the future. Our inability to remediate the material weaknesses or any additional material weaknesses that may be identified in the future could, among other things, cause us to fail to timely file our periodic reports with the SEC and require us to incur additional costs and divert management resources. Additionally, the effectiveness of our or any system of disclosure controls and procedures is subject to inherent limitations, and therefore we cannot be certain that our internal control over financial reporting or our disclosure controls and procedures will prevent or detect future errors or fraud in connection with our financial statements.

Our operating results and cash flows could be harmed during economic or industry downturns.

The businesses of most of our clients, particularly oil, gas and petrochemical companies, are, to varying degrees, cyclical and historically have experienced periodic downturns. Profitability in those industries is highly sensitive to supply and demand cycles and volatile product prices, and our clients in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during industry downturns. These industry downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent accelerated erosion of average selling prices. Demand for our new units and, to a lesser extent, aftermarket parts and services is driven by a combination of long-term and cyclical trends, including increased outsourcing of services, maturing oil and gas fields, the aging of the installed base of equipment throughout the industry, gas market growth and the construction of new gas infrastructure, and regulatory factors. In addition, the growth of new unit sales is generally linked to the growth of oil and gas consumption in markets in which we operate. Therefore, any significant downturn in our clients’ markets or in general economic conditions could result in a reduction in demand for our services and products and could harm our business. Such downturns, or the perception that they may occur, could have a significant negative impact on the market price of our senior subordinated notes and our common stock.

We may not be successful in implementing our business strategy to increase our aftermarket parts and services revenue.

We estimate that we currently provide approximately 50% of the supplier-provided aftermarket parts and services needs of our own manufactured equipment base and approximately two percent of the aftermarket parts and services needs of the equipment base of other manufacturers. Our future success depends, in part, on our ability to provide aftermarket parts and services to both our own and our competitors’ equipment base and our ability to develop and maintain our alliance relationships. Our ability to implement our business strategy successfully depends on a number of factors, including the success of our competitors in servicing the aftermarket parts and services needs of our clients, the willingness of our clients to outsource their service needs to us, the willingness of our competitors’ clients to outsource their service needs to us, and general economic conditions. We cannot assure you that we will succeed in implementing our strategy.

We face intense competition that may cause us to lose market share and harm our financial performance.

We encounter competition in all areas of our business, principally in the new unit segment. The principal methods of competition in our markets include product performance, client service, product lead times, global reach, brand reputation, breadth of product line, quality of aftermarket service and support and price. Our clients increasingly demand more technologically advanced and integrated products, and we must continue to develop our expertise and technical capabilities in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in research and development, manufacturing, marketing, client service and support and our distribution networks. In addition, our significant financial leverage and the restrictive covenants to which we are subject may harm our ability to compete effectively. In our aftermarket parts and services segment, we compete with our major competitors, small independent local providers and our clients’ in-house service providers. Other OEMs typically have an advantage in competing for services and upgrades to their own equipment. Failure to penetrate this market will adversely affect our ability to grow our business. In addition, our competitors are increasingly emulating our alliance strategy. Our alliance relationships are terminable without penalty by either party, and our failure to maintain or enter into new alliance relationships will adversely affect our ability to grow our business.

We may not be able to complete, or achieve the expected benefits from, any future acquisitions, which could adversely affect our growth.

We have at times used acquisitions as a means of expanding our business and expect that we will continue to do so. If we do not successfully integrate acquisitions, we may not realize operating advantages and synergies. Future acquisitions may require us to incur additional debt and contingent liabilities, which may materially and adversely affect our business, operating results and financial condition. The acquisition and integration of companies involve a number of risks, including:

•	use of available cash, new borrowings or borrowings under our senior secured credit facility to consummate the acquisition;

•	demands on management related to the increase in our size after an acquisition;

•	diversion of management’s attention from existing operations to the integration of acquired companies;

•	integration into our existing systems;

•	difficulties in the assimilation and retention of employees; and

•	potential adverse effects on our operating results.

We may not be able to maintain the levels of operating efficiency that acquired companies achieved separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. We may not be able to achieve the cost savings and other benefits that we would hope to achieve from acquisitions, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Economic, political and other risks associated with international sales and operations could adversely affect our business.

Since we manufacture and sell our products and services worldwide, our business is subject to risks associated with doing business internationally. For the year ended December 31, 2006, 36% of our net revenue was derived from North America, 24% from Europe, 14% from Latin America, 14% from Asia Pacific and 12% from the Middle East and Africa. Accordingly, our future results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	exchange controls;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	civil unrest in any of the countries in which we operate;

•	tariffs, other trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	different regimes controlling the protection of our intellectual property;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	difficulty in collecting international accounts receivable;

•	difficulty in enforcement of contractual obligations governed by non-U.S. law;

•	unexpected transportation delays or interruptions;

•	unexpected changes in regulatory requirements; and

•	the burden of complying with multiple and potentially conflicting laws.

Our international operations are affected by global economic and political conditions. Changes in economic or political conditions in any of the countries in which we operate could result in exchange rate movements, new currency or exchange controls or other restrictions being imposed on our operations or expropriation. In addition, the financial condition of foreign clients may not be as strong as that of our current domestic clients.

Some of the international markets in which we operate are politically unstable and are subject to occasional civil and communal unrest, such as Venezuela and Western Africa. For example, in Nigeria we terminated a contract due to civil unrest. Riots, strikes, the outbreak of war or terrorist attacks in foreign locations, such as in the Middle East, could also adversely affect our business.

From time to time, certain of our foreign subsidiaries operate in countries that are or have previously been subject to sanctions and embargoes imposed by the U.S. government and the United Nations, including Iraq, Iran, Libya, Sudan and Syria. Those foreign subsidiaries sell compressors, turbines and related parts and accessories to customers including enterprises controlled by government agencies of these countries in the oil, gas, petrochemical and power production industries. Although these sanctions and embargoes do not prohibit those subsidiaries from selling products and providing services in such countries, they do prohibit the issuer and its domestic subsidiaries, as well as employees of our foreign subsidiaries who are U.S. citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. These constraints on our ability to have

U.S. persons, including our senior management, provide managerial oversight and supervision may negatively affect the financial or operating performance of such business activities.

In addition, some of these countries, including those named in the preceding paragraph, are or previously have been identified by the State Department as terrorist-sponsoring states. Because certain of our foreign subsidiaries have contact with and transact business in such countries, including sales to enterprises controlled by agencies of the governments of such countries, our reputation may suffer due to our association with these countries, which may have a material adverse effect on the price of our senior subordinated notes and our common stock. Further, certain U.S. states have enacted legislation regarding investments by pension funds and other retirement systems in companies that have business activities or contacts with countries that have been identified as terrorist-sponsoring states and similar legislation may be pending in other states. As a result, pension funds and other retirement systems may be subject to reporting requirements with respect to investments in companies such as ours or may be subject to limits or prohibitions with respect to those investments that may have a material adverse effect on the price of our senior subordinated notes and our common stock.

Fluctuations in the value of the U.S. dollar may adversely affect our results of operations. Because our combined financial results are reported in U.S. dollars, if we generate sales or earnings in other currencies the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. In addition, our debt service requirements are primarily in U.S. dollars, even though a significant percentage of our cash flow is generated in euros or other foreign currencies. Significant changes in the value of the euro relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on U.S. dollar-denominated debt, including the senior subordinated notes and the U.S. dollar-denominated borrowings under the senior secured credit facility.

In addition, fluctuations in currencies relative to currencies in which our earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period.

In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction and/or translation risks. Volatility in currency exchange rates may have a material adverse effect on our financial condition or results of operations. We have purchased and may continue to purchase foreign currency hedging instruments protecting or offsetting positions in certain currencies to reduce the risk of adverse currency fluctuations. We have in the past experienced and expect to continue to experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations.

If we lose our senior management, our business may be materially adversely affected.

The success of our business is largely dependent on our senior managers, as well as on our ability to attract and retain other qualified personnel. Six of the top members of our senior management team have been with us for over 20 years, including our Chief Executive Officer and president who has been with us for 26 years. In addition, there is significant demand in our industry for qualified engineers and mechanics. Further, several members of our management will be receiving a significant amount of the net proceeds from this offering. See “Use of Proceeds” and “Management — Dresser-Rand Holdings, LLC Membership Interests.” We cannot assure you that we will be able to retain all of our current senior management personnel and to attract and retain other personnel, including qualified mechanics and engineers, necessary for the development of our business. The loss of the services of senior management and other key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business, financial condition and results of operations.

Environmental compliance costs and liabilities could affect our financial condition, results of operations and cash flows adversely.

Our operations and properties are subject to stringent U.S. and foreign, federal, state and local laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean up of contaminated properties as well as air emissions, water discharges, waste management and disposal and workplace health and safety. Such laws and regulations affect a significant percentage of our operations, are continually changing, are different in every jurisdiction and can impose substantial fines and sanctions for violations. Further, they may require substantial clean-up costs for our properties (many of which are sites of long-standing manufacturing operations) and the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws and adapt to regulatory requirements in all jurisdictions as these requirements change.

We routinely deal with natural gas, oil and other petroleum products. As a result of our fabrication and aftermarket parts and services operations, we generate, manage and dispose of or recycle hazardous wastes and substances such as solvents, thinner, waste paint, waste oil, washdown wastes and sandblast material. Hydrocarbons or other hazardous substances or wastes may have been disposed or released on, under or from properties owned, leased or operated by us or on, under or from other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigatory, clean-up and monitoring requirements under U.S. and foreign, federal, state and local environmental laws and regulations. Such liability may be imposed without regard to the legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances, and such liability may be joint and several with other parties. If the liability is joint and several, we could be responsible for payment of the full amount of the liability, whether or not any other responsible party also is liable.

We have experienced, and expect to continue to experience, both operating and capital costs to comply with environmental laws and regulations, including the clean-up and investigation of some of our properties as well as offsite disposal locations. In addition, although we believe our operations are in compliance with environmental laws and regulations and that we will be indemnified by Ingersoll-Rand for certain contamination and compliance costs (subject to certain exceptions and limitations), new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the imposition of new clean-up requirements, new claims for property damage or personal injury arising from environmental matters, or the refusal and/or inability of Ingersoll-Rand to meet its indemnification obligations could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition and results of operations. For more information on the limitations of Ingersoll-Rand’s indemnity, see “Business—Environmental Regulation” in our Annual Report on Form 10-K for the year ended December 31, 2006 incorporated by reference into this prospectus supplement.

Failure to maintain a safety performance that is acceptable to our clients could result in the loss of future business.

Our U.S. clients are heavily regulated by the Occupational Safety & Health Administration, or OSHA, concerning workplace safety and health. Our clients have very high expectations regarding safety and health issues and require us to maintain safety performance records for our worldwide operations, field services, repair centers, sales and manufacturing plant units. Our clients often insist that our safety performance equal or exceed their safety performance requirements. We estimate that over 90% of our clients have safety performance criteria for their suppliers in order to be qualified for their “approved suppliers” list. If we fail to meet a client’s safety performance requirements, we may be removed from that client’s approved supplier’s database and precluded from bidding on future business opportunities with that client.

In response to our clients’ requirements regarding safety performance, we maintain a database to measure our monthly and annual safety performance and track our incident rates. Our incident rates help us identify and track accident trends, determine root causes, formulate corrective actions, and implement preventive initiatives. In the past, we have been removed from one client’s approved supplier database for failure to meet the client’s safety performance requirements. We cannot assure you that we will be successful in maintaining or exceeding our clients’ requirements in this regard or that we will not lose the opportunity to bid on certain clients’ contracts.

Our business could suffer if we are unsuccessful in negotiating new collective bargaining agreements.

As of December 31, 2006, we had 5,612 employees worldwide. Of our employees, approximately 65% are located in the United States. Approximately 35% of our employees in the United States are covered by collective bargaining agreements. A material collective bargaining agreement will expire at our Painted Post, N.Y. facility in August 2007 and at our Olean, N.Y. facility in June 2008. In addition, we have an agreement with the United Brotherhood of Carpenters and Joiners of America whereby we hire skilled trade workers on a contract-by-contract basis. Our contract with the United Brotherhood of Carpenters and Joiners of America can be terminated by either party with 90 days’ prior written notice. Our operations in the following locations are unionized: Le Havre, France; Oberhausen and Bielefeld, Germany; Kongsberg, Norway; and Naroda, India. Additionally, approximately 35% of our employees outside of the United States belong to industry or national labor unions. Although we believe that our relations with our employees are good, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations.

Our predecessor financial information may not be comparable to future periods.

The predecessor financial information included our Annual Report on Form 10-K for the year ended December 31, 2006 incorporated by reference into this prospectus supplement may not necessarily reflect our results of operations, financial position and cash flows that would have occurred if we had been a separate, independent entity during the periods presented and may not be comparable to future periods. The predecessor financial information included our Annual Report on Form 10-K for the year ended December 31, 2006 incorporated by reference into this prospectus supplement does not reflect the many significant changes that have occurred in our capital structure, funding and operations as a result of the transactions or the additional costs we incur in operating as an independent company. For example, funds required for working capital and other cash needs historically were obtained from Ingersoll-Rand on an interest-free, inter-company basis without any debt service requirement. Furthermore, we were a limited partnership in the United States until October 29, 2004 and generally did not pay income taxes, but have since become subject to income taxes.

We did not have a recent operating history as a stand-alone company prior to the acquisition.

Although we have a substantial operating history, prior to the acquisition we were not operating as a stand-alone company. As a result of our acquisition by First Reserve in 2004, we no longer have access to the borrowing capacity, cash flow, assets and services of Ingersoll-Rand and its other affiliates as we did while under Ingersoll-Rand’s control. We are a significantly smaller company than Ingersoll-Rand, with significantly fewer resources and less diversified operations. Consequently, our results of operations are more susceptible than those of Ingersoll-Rand to competitive and market factors specific to our business.

We may be faced with unexpected product claims or regulations as a result of the hazardous applications in which our products are used.

Because some of our products are used in systems that handle toxic or hazardous substances, a failure or alleged failure of certain of our products have resulted in and in the future could result in claims against our company for product liability, including property damage, personal injury damage and consequential damages. Further, we may be subject to potentially material liabilities relating to claims alleging personal injury as a result of hazardous substances incorporated into our products.

Third parties may infringe our intellectual property or we may infringe the intellectual property of third parties, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.

Our success depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark, trade secret laws, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. We may be required to spend significant resources to monitor and police our intellectual property rights. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Furthermore, we cannot assure you that any pending patent application or trademark application held by us will result in an issued patent or registered trademark, or that any issued or registered patents or trademarks will not be challenged, invalidated, circumvented or rendered unenforceable. Also, others may develop technologies that are similar or superior to our technology, duplicate or reverse engineer our technology or design around the patents owned or licensed by us.

Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products infringe their intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition or results of operation. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling products and require us to redesign or, in the case of trademark claims, rename our products, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our brand name may be subject to confusion.

Our company’s name and principal mark is a combination of the names of our founder companies, Dresser Industries, Inc. and Ingersoll-Rand. We have acquired rights to use the “Rand” portion of our principal mark from Ingersoll-Rand, and the rights to use the “Dresser” portion of our name from Dresser, Inc., the successor of Dresser Industries, Inc., and an affiliate of First Reserve. If we lose the right to use either the “Dresser” or “Rand” portion of our name, our ability to build our brand identity could be negatively affected.

The common stock and certain debt securities of Ingersoll-Rand and certain debt securities of Dresser, Inc. are publicly traded in the United States. Acts or omissions by these unaffiliated companies may adversely affect the value of the “Dresser” and “Rand” brand names or the trading price of our senior subordinated notes and our common stock. In addition, press and other third-party announcements or rumors relating to any of these unaffiliated companies may adversely affect the trading price of our senior subordinated notes and our common stock and the demand for our services and products, even though the events announced or rumored may not relate to us, which in turn could adversely affect our results of operations and financial condition.

Natural gas operations entail inherent risks that may result in substantial liability to us.

We supply products to the natural gas industry, which is subject to inherent risks, including equipment defects, malfunctions and failures and natural disasters resulting in uncontrollable flows of gas or well fluids, fires and explosions. These risks may expose our clients to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We also may become involved in litigation related to such matters. If our clients suffer damages as a result of the occurrence of such events, they may reduce their orders from us. Our business, consolidated financial condition, results of operations and cash flows could be materially adversely affected as a result of such risks.

Risks Related to Our Leverage

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt service obligations.

Our financial performance could be affected by our substantial indebtedness. As of December 31, 2006, our total indebtedness was approximately $505.6 million. In addition, we had $202.9 million of letters of credit outstanding and additional borrowings available under the revolving portion of our senior secured credit facility of $147.1 million. We may also incur additional indebtedness in the future.

Our high level of indebtedness could have important consequences, including, but not limited to:

•	making it more difficult for us to pay interest and satisfy our debt obligations;

•	making it more difficult to self-insure and obtain surety bonds or letters of credit;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development or other general corporate or business requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in our industry; and

•	placing us at a competitive disadvantage.

Our net cash flow generated from operating activities was $164.1 million and $212.4 million for the year ended December 31, 2006 and 2005, respectively, and $57.7 million and $17.4 million for the period January 1, 2004 through October 29, 2004 and the period October 30, 2004 through December 31, 2004, respectively. Our high level of indebtedness requires that we use a substantial portion of our cash flow from operating activities to pay principal of our indebtedness, which will reduce the availability of cash to fund working capital requirements, capital expenditures, research and development or other general corporate or business activities, including future acquisitions.

In addition, a portion of our indebtedness bears interest at variable rates. If market interest rates increase, debt service on our variable-rate debt will rise, which would adversely affect our cash flow.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness including our senior subordinated notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

We require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash. Our ability to generate cash is subject to economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facility or otherwise in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We might be unable to refinance any of our debt, including our senior secured credit facility or our senior subordinated notes, on commercially reasonable terms.

The covenants in the senior secured credit facility and the indenture governing our senior subordinated notes impose restrictions that may limit our operating and financial flexibility.

Our senior secured credit facility and the indenture governing our senior subordinated notes contain a number of significant restrictions and covenants that limit our ability to:

•	incur liens;

•	borrow money, guarantee debt and, in the case of restricted subsidiaries, sell preferred stock;

•	issue redeemable preferred stock;

•	pay dividends;

•	make redemptions and repurchases of certain capital stock;

•	make capital expenditures and specified types of investments;

•	prepay, redeem or repurchase subordinated debt;

•	sell assets or engage in acquisitions, mergers, consolidations and asset dispositions;

•	amend material agreements;

•	change the nature of our business; and

•	engage in affiliate transactions.

The senior secured credit facility also requires us to comply with specified financial ratios and tests, including but not limited to, a maximum consolidated net leverage ratio and a minimum consolidated interest coverage ratio.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under the indenture governing our senior subordinated notes and/or the senior secured credit facility. If there were an event of default under the indenture governing our senior subordinated notes and/or the senior secured credit facility, the affected creditors could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay indebtedness under our senior secured credit facility when it becomes due, the lenders under the senior secured credit facility could proceed against the assets and capital stock which we have pledged to them as security. Our assets and cash flow might not be sufficient to repay our outstanding debt in the event of a default.

Risks Related to this Offering

This offering and future sales of our shares could depress the market price of our common stock.

The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market through this offering or after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of securities analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the offering price. Among other factors that could affect our stock price are:

•	actual or anticipated variations in operating results;

•	changes in opinions and earnings and other financial estimates by research analysts;

•	actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;

•	actual or anticipated changes in the regulatory environment affecting our industry;

•	changes in the market valuations of our industry peers; and

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.

In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which could significantly harm our profitability and reputation.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage a takeover attempt.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock” in the accompanying prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes “forward-looking statements.” These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditure, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this prospectus supplement and the accompanying prospectus, the words “anticipates,” “believes,” “expects,” “intends” and similar expressions identify such forward-looking statements. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following:

•	material weaknesses in our internal controls;

•	economic or industry downturns;

•	our inability to implement our business strategy to increase our aftermarket parts and services revenue;

•	competition in our markets;

•	failure to complete, or achieve the expected benefits from, any future acquisitions;

•	economic, political, currency and other risks associated with our international sales and operations;

•	loss of our senior management;

•	our brand name may be confused with others;

•	environmental compliance costs and liabilities;

•	failure to maintain safety performance acceptable to our clients;

•	failure to negotiate new collective bargaining agreements;

•	our ability to operate as a stand-alone company;

•	unexpected product claims or regulations;

•	infringement on our intellectual property or our infringement on others’ intellectual property; and

•	other factors described in this prospectus supplement.

Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on our results of operations and financial condition. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

D-R Interholding, LLC, the selling stockholder, will receive all the net proceeds from the sale of our common stock in this offering. We will not receive any of the proceeds from the sale of common stock in this offering. The selling stockholder will distribute all of the net proceeds it receives from this offering to its direct parent, Dresser-Rand Holdings, LLC. Dresser-Rand Holdings, LLC will then distribute such proceeds in accordance with the terms of the Amended and Restated Limited Liability Company Agreement of Dresser-Rand Holdings, LLC to its members, consisting of affiliates of First Reserve and certain members of our management. Affiliates of First Reserve will receive approximately $280 million and members of our management will receive approximately $29.5 million, consisting of Mr. Volpe (approximately $12.5 million), Mr. Anthony (approximately $2.9 million), Mr. Riordan (approximately $2.3 million), Mr. Nye (approximately $1.3 million), Mr. Dickson (approximately $1.5 million), Mr. Rossi (approximately $1.5 million), Mr. Chevrier (approximately $1.3 million), Ms. Powers (approximately $1.7 million) and Mr. Rinicella (approximately $0.5 million), and approximately $4 million will be received by ten other management members of Dresser-Rand Holdings, LLC in the aggregate.

DIVIDEND POLICY

In connection with our initial public offering, we distributed approximately $557.8 million ($10.26 per share) of the net proceeds to pay a dividend to our stockholders existing immediately prior to the initial public offering, consisting of affiliates of First Reserve and certain members of senior management. Affiliates of First Reserve received approximately $544.3 million, and the management members of Dresser-Rand Holdings, LLC received approximately $11.8 million in the aggregate consisting of Mr. Volpe ($3,779,192), Mr. Anthony ($1,462,726), Mr. Riordan ($851,303), Mr. Nye ($441,237), Mr. Dickson ($757,544), Mr. Rossi ($760,697), Mr. Chevrier ($453,645), Ms. Powers ($1,264,329), Mr. Rinicella ($417,366) and eleven other management members of Dresser-Rand Holdings, LLC in the aggregate ($1,605,880). In addition, dividends of $8.2 million and $5.1 million were paid in 2002 and in the period from January 1 through October 29, 2004, respectively.

We do not currently intend to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operations and debt reduction. The amounts available to us to pay cash dividends will be restricted by our senior secured credit facility. The indenture governing the senior subordinated notes also limits our ability to pay dividends. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant.

PRICE RANGE OF COMMON STOCK

Trading in our common stock commenced on the New York Stock Exchange on August 5, 2005 under the symbol “DRC”. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock reported in the New York Stock Exchange consolidated tape.

	Price Range
	High	Low

2005
Quarter ended December 31, 2005	$25.15	$19.05
2006
Quarter ended March 31, 2006	$28.45	21.42
Quarter ended June 30, 2006	$27.10	18.92
Quarter ended September 30, 2006	$23.70	18.30
Quarter ended December 31, 2006	$27.00	18.03
2007
Quarter ended March 31, 2007 (through March 7, 2007)	$27.84	$22.88

The closing sale price of our Common stock, as reported by the New York Stock Exchange, on March 7, 2007 was $27.34. As of February 28, 2007, there were 22 holders of record of our common stock.

PRINCIPAL AND SELLING STOCKHOLDER

The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock, before this offering and after this offering, by (i) each person known by us to beneficially own more than 5% of the outstanding common stock, (ii) each of our directors, (iii) each named executive officer and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address of each person named in the table below is c/o Dresser-Rand Group Inc., 1200 West Sam Houston Parkway, No., Houston, Texas 77043.

The number of shares and percentages of beneficial ownership after the offering are based on 85,477,160 shares of our common stock issued and outstanding as of February 28, 2007.

	Shares Beneficially		Shares Beneficially
	Owned Immediately		Owned Immediately
	Prior to this Offering		After this Offering
		Percent of		Percent of
Name of Beneficial Owner	Number	Common	Number	Common

Dresser-Rand Holdings, LLC(1)	11,596,981	13.57%	—	—
Federated Investors, Inc.(2)	10,279,200	12.03%	10,279,200	12.03%
Neuberger Berman Inc.(3)	6,499,494	7.60%	6,499,494	7.60%
Iridian Asset Management LLC(4)	4,280,200	5.00%	4,280,200	5.00%
Vincent R. Volpe, Jr.	254,515	*	254,515	*
Michael L. Underwood	6,018	*	6,018	*
Louis A. Raspino	8,204	*	8,204	*
Philip R. Roth	4,667	*	4,667	*
Lonnie A. Arnett(5)	113,084	*	113,084	*
Jean-Paul Vettier	4,095	*	4,095	*
Walter J. Nye	9,730	—	9,730	—
Elizabeth C. Powers	500	—	500	—
William E. Macaulay	3,475	*	3,475	*
Mark A. McComiskey	3,475	*	3,475	*
Kenneth W. Moore	3,475	*	3,475	*
Directors and executive officers as a group (17 persons)(6)	411,238	*	411,238	*

*	Less than 1% of outstanding common stock.

(1)	13.57% of our common stock is owned by D-R Interholding, LLC, which in turn is 100% owned by Dresser-Rand Holdings, LLC. Dresser-Rand Holdings, LLC is controlled by First Reserve Fund IX, L.P. (“Fund IX”) and First Reserve Fund X, L.P. (“Fund X”). First Reserve GP IX, L.P. (“GP IX”) is the general partner of Fund IX. First Reserve GP IX, Inc. (“GP IX Inc.”) is the general partner of GP IX. First Reserve GP X, L.P. (“GP X”) is the general partner of Fund X. First Reserve GP X, Inc. (“GP X, Inc.”) is the general partner of GP X. First Reserve Corporation is the adviser to Fund IX and Fund X. The officers for GP IX, GP IX Inc., GP X and GP X Inc. are William E. Macaulay, John A. Hill, Ben A. Guill, Thomas R. Denison, J.W.G. (Will) Honeybourne, Alex T. Krueger, Thomas J. Sikorski, Jennifer C. Zarrilli, Craig M. Jarchow, Kenneth W. Moore, Timothy H. Day, Joseph Robert Edwards, Mark A. McComiskey, J. Hardy Murchison, Glenn J. Payne, Kristin A. Custar, Brian K. Lee, Bingfeng Leng, Timothy K. O’Keeffe, Anne E. Gold, Valerie A. Thomason, Damien T. J. Harris, Cathleen M. Ellsworth, Jeffrey K. Quake, Daniel S. Rice, Rahman P. D’Argenio, Francesco Giuliani, Matthew S. Raben, Alan Schwartz, Josh Weiner and Neil Hartley who are all employees of First Reserve. Decisions with respect to voting and investments are made by the Investment Committee of First Reserve, made up of a subset of these officers that includes the officers named above except for Ms. Thomason and Mr. Harris. With respect to investments held by these entities, decisions with respect to operations oversight are made by the subset of these officers that work most closely on a given investment, which includes Messrs. Macaulay, McComiskey, Moore and Sikorski in the case of Dresser-Rand Group Inc. The address of GP IX, Inc., GP IX, Fund IX, GP X, Inc., GP X, Fund X and First Reserve Corporation is c/o First Reserve Corporation, One Lafayette Place, Greenwich, Connecticut 06830.

(2)	Reflects beneficial ownership of 10,279,200 shares of our common stock by Federated Investors, Inc., or Federated. This information was reported on a Schedule 13G/A filed by Federated with the SEC on February 13, 2007. The Schedule 13G/A indicates that John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue have shared voting and dispositive power over the 10,279,200 shares. The address of each filer is Federated Investors Tower, Pittsburgh, PA 15222.

(3)	Reflects beneficial ownership of 6,499,494 shares of our common stock by Neuberger Berman Inc., or Neuberger. This information was reported on a Schedule 13G filed by Neuberger with the SEC on February 13, 2007. The Schedule 13G indicates that Neuberger and Neuberger Berman, LLC have shared voting and dispositive power over the 6,499,494 shares. The address of each filer is 605 Third Avenue, New York, NY 10158.

(4)	Reflects beneficial ownership of 4,280,200 shares of our common stock by Iridian Asset Management LLC, or Iridian. This information was reported on a Schedule 13G filed by Iridian with the SEC on February 5, 2007. The Schedule 13G indicates that Iridian, The Governor and Company of the Bank of Ireland, BIAM Holdings, BancIreland (US) Holdings, Inc. and BIAM (US) Inc. have shared voting and dispositive power over the 4,280,200 shares. The address of Iridian is 276 Post Road West, Westport, CT 06880-4704. The address of each of The Governor and Company of the Bank of Ireland and BIAM Holdings is Head Office, Lower Baggot Street, Dublin 2, Ireland. The address of each of BancIreland (US) Holdings, Inc. and BIAM (US) Inc. is Liberty Park #15, 282 Route 101, Amhert, NH 03110.

(5)	Mr. Arnett owns 29,801 restricted shares, of which 22,350 remain subject to vesting, and has 83,283 options that are currently vested and exercisable and 24,128 which remain subject to vesting. In addition, in connection with the November offering, an additional 32,238 options held by Mr. Arnett vested.

(6)	Because members of senior management except Vincent R. Volpe, Jr. and Lonnie A. Arnett hold their interests only in units of Dresser-Rand Holdings, LLC, which is controlled by First Reserve, they are not deemed to beneficially own the common stock of Dresser-Rand Group Inc. in which they have an economic interest. Mr. Volpe holds interests in units of Dresser-Rand Holdings, LLC, but also directly owns 254,515 shares of the common stock of Dresser-Rand Group Inc. Mr. Volpe is not deemed to own beneficially the common stock of Dresser-Rand Group Inc. in which he has an economic interest because of his interests in units of Dresser-Rand Holdings, LLC, but he is deemed to own beneficially the shares he owns directly.

In addition to the beneficial ownership of our common stock set forth in the table above, First Reserve and certain of our directors and named executive officers own an economic interest in our common stock indirectly through membership units in Dresser-Rand Holdings, LLC. The information in the table below reflects the number of shares of our common stock that correspond to each named holder’s economic interest in common units in Dresser-Rand Holdings, LLC and does not reflect any economic interest in profit units. The following table and accompanying footnotes show information regarding the economic interest of our common stock by (i) each person known by us to hold an economic interest in more than 5% of the outstanding common stock, (ii) each of our directors, (iii) each named executive officer and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address of each person named in the table below is c/o Dresser-Rand Group Inc., 1200 West Sam Houston Parkway No., Houston, Texas 77043.

	Economic Interest Held
	Immediately Prior to		Economic Interest Held
	this Offering		After this Offering
		Percent of		Percent of
		Common		Common
Name of Economic Interest Holder	Number	Stock	Number	Stock

First Reserve Fund X, L.P.	6,898,537	8.1%	—	—
First Reserve Fund IX, L.P.	4,510,582	5.3%	—	—
Vincent R. Volpe Jr.	53,087	*	—	—
Leonard M. Anthony	25,435	*	—	—
Stephen A. Riordan	13,272	*	—	—
Walter J. Nye	6,636	*	—	—
Bradford W. Dickson	13,266	*	—	—
Christopher Rossi	13,332	*	—	—
Jean-Francois Chevrier	6,896	*	—	—
Elizabeth C. Powers	23,889	*	—	—
Randy D. Rinicella	8,095	*	—	—
William E. Macaulay(1)	—	—	—	—
Mark A. McComiskey(1)	—	—	—	—
Kenneth W. Moore(1)	—	—	—	—
Directors and executive officers as a group (17 persons)(2)	163,908	*	—	—

*	Less than 1% of outstanding common stock.

(1)	Mr. Macaulay is the Chairman, Chief Executive Officer and a member of the board of directors of First Reserve Corporation, GP IX, Inc. and GP X, Inc. Mr. McComiskey is a Managing Director of First Reserve Corporation, GP IX, Inc. and GP X, Inc. Mr. Moore is a Managing Director of First Reserve Corporation, GP IX, Inc. and GP X, Inc. Messrs. Macaulay, McComiskey and Moore all disclaim beneficial ownership of any common stock owned by such entities or their affiliates. The address of GP IX, Inc., GP X, Inc., GP IX, GP X, Fund IX, Fund X, William E. Macaulay, Mark A. McComiskey and Kenneth W. Moore is c/o First Reserve Corporation, One Lafayette Place, Greenwich, Connecticut 06830.

(2)	Excludes 411,238 shares of common stock directly held by Vincent R. Volpe, Jr., Lonnie A. Arnett, Louis A. Raspino, Philip R. Roth, Michael L. Underwood, Jean-Paul Vettier, Walter J. Nye, Elizabeth C. Powers, William E. Macaulay, Mark A. McComiskey and Kenneth W. Moore as set forth in the previous table.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facility

Overview

In connection with the acquisition, we entered into a senior secured credit facility with Citicorp North America, Inc., as administrative agent, Citigroup Global Markets Inc., as joint lead arranger and joint book manager, Morgan Stanley Senior Funding, Inc., as joint lead arranger, joint book manager and co-syndication agent, UBS Securities LLC, as joint lead arranger, joint book manager and co-syndication agent, and each lender party thereto.

The senior secured credit facility provides senior secured financing of $745 million, consisting of:

•	a $395 million term loan facility (with a €78.5 million sub-facility); and

•	a $350 million revolving credit facility (with a sub-facility denominated in euros in an amount not to exceed the equivalent of $220 million and in sterling in an amount not to exceed the equivalent of $75 million).

The term loan portion of our senior secured credit facility was fully funded and on August 26, 2005, we increased the availability under the revolving credit portion of our senior secured credit facility from $300 million to $350 million. On December 31, 2006, we had $147.1 million of borrowing capacity under the revolving portion of our senior secured credit facility, subject to certain conditions, after giving effect to approximately $202.9 million of outstanding letters of credit.

Upon the occurrence of certain events, we may request an increase to the existing term loan facility and/or the existing revolving credit facility in an aggregate amount not to exceed $200 million, subject to receipt of commitments by existing lenders or other financial institutions reasonably acceptable to the administrative agent.

We and certain of our foreign subsidiaries are the borrowers for the term loan facility and the revolving credit facility. The foreign subsidiary borrowers are referred to herein as Euro Borrowers. The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans.

Interest Rate and Fees

The U.S. dollar denominated borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) the rate that the administrative agent announces from time to time as its prime or base commercial lending rate, (2) the three month certificate of deposit rate plus 1/2 of 1% and (3) the federal funds rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to such borrowing adjusted for certain additional costs. Euro borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, a EURIBOR rate determined by reference to the costs of funds for deposits in euros for the interest period relevant to such borrowing adjusted for certain additional costs. Borrowings in a foreign currency, other than Euros under the senior secured credit facility, bear interest at a rate equal to an applicable margin, plus a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowings adjusted for certain additional costs.

The initial applicable margin for borrowings under the revolving credit facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR and EURIBOR borrowings (which margin will be reduced to 1.25% and 2.25%, respectively if our leverage ratio is less than 5.0 to 1.0 but greater than or equal to 4.0 to 1.0, and to 1.00% and 2.00%, respectively if our leverage ratio is less than 4.0 to 1.0). The initial applicable margin for base rate borrowings under the term loan facility is 1.00%. The initial applicable margin for LIBOR borrowings and EURIBOR borrowings under the term loan facility is 2.00% and 2.50%, respectively.

In addition to paying interest on outstanding principal under the senior secured credit facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum (which fee will be reduced to 0.375% per annum if our leverage ratio is less than 4.0 to 1.0). We also have to pay letter of credit fees equal to the applicable margin then in effect with respect to LIBOR loans under the revolving credit facility on the face amount of each such letter of credit. We also have to pay to each bank issuing a letter of credit fees equal to 1/4 of 1% on the face amount of each letter of credit and other customary documentary and processing charges.

Prepayments

The senior secured credit facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	75% (which percentage will be reduced to 50% if our leverage ratio is equal to or less than 5.00 to 1.00 and greater than 4.00 to 1.00, and to 25% if our leverage ratio is equal to or less than 4.00 to 1.00 and greater than 3.00 to 1.00, and to 0% if our leverage ratio is equal to or less than 3.00 to 1.00) of our annual excess cash flow beginning in the year ended December 31, 2005;

•	100% of the net cash proceeds in excess of an agreed upon amount from non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or contract to reinvest those proceeds within 12 months, subject to certain limitations;

•	100% of the net cash proceeds of any incurrence of debt, other than certain debt permitted under the senior secured credit facility; and

•	100% of amounts in excess of an aggregate amount of $5.0 million in respect of certain claims arising out of the acquisition, subject to certain exceptions.

The foregoing mandatory prepayments other than from excess cash flow will be applied to the remaining installments of the term loan facility on a pro rata basis. Mandatory prepayments from excess cash flow and optional prepayments will be applied to the remaining installments of the term loan facility at our direction. Each lender has the right to decline any mandatory prepayment of its term loans in which case the amount of such prepayment will be retained by us.

We may voluntarily prepay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR or EURIBOR loans.

Amortization

We are required to repay installments on the loans under the term loan facility in quarterly principal amounts equal to one quarter of 1.00% of their funded total principal amount for the first six years and six months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior secured credit facility.

Principal amounts outstanding under the revolving credit facility will be due and payable in full at maturity, five years from the date of the closing of the senior secured credit facility.

Guarantee and Security

All our obligations and the obligations of the Euro Borrowers under the senior secured credit facility are unconditionally guaranteed by each of our existing and future domestic wholly-owned subsidiaries (subject to exceptions with respect to immaterial subsidiaries and with respect to any guaranty that could create materially adverse tax consequences), and our direct parent, D-R Interholding, LLC, referred to, collectively, as Domestic Guarantors.

All our obligations under the senior secured credit facility, our guarantee of the obligations of the Euro Borrowers under the senior secured credit facility, and the guarantees of our obligations and the obligations of the Euro Borrowers under the senior secured credit facility by the Domestic Guarantors, are secured by substantially all our assets and the assets of each Domestic Guarantor, including, but not limited to, the following:

•	subject to certain exceptions, a pledge of 100% of our capital stock and the capital stock of each direct, material domestic subsidiary owned by us or a Domestic Guarantor (other than subsidiaries substantially all of whose assets consist of stock in controlled foreign corporations) and 65% of the capital stock of each direct, material foreign subsidiary owned by us or a Domestic Guarantor and of each direct, material domestic subsidiary owned by us or a Domestic Guarantor substantially all of whose assets consist of stock in controlled foreign corporations; and

•	subject to certain exceptions, a security interest in substantially all of the tangible and intangible assets owned by us and each Domestic Guarantor.

All obligations of each Euro Borrower under the senior secured credit facility are also unconditionally guaranteed by certain of our existing and future wholly-owned foreign subsidiaries (subject to exceptions with respect to immaterial subsidiaries and with respect to any guaranty that could create materially adverse tax or legal consequences) referred to, collectively, as Foreign Guarantors.

In addition, all obligations of each Euro Borrower under the senior secured credit facility, and the guarantees of those obligations by the applicable Foreign Guarantors, are secured by substantially all the assets of such Euro Borrower and the applicable Foreign Guarantors, including, but not limited to:

•	subject to certain exceptions, a pledge of 100% of the capital stock of each direct, material subsidiary of such Euro Borrower and the applicable Foreign Guarantors (subject to exceptions with respect to any pledge that could create materially adverse tax or legal consequences); and

•	subject to certain exceptions and limitations under applicable law, a security interest in substantially all of the tangible and intangible assets of such Euro Borrower and the applicable Foreign Guarantors.

Certain Covenants and Events of Default

The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, the ability of our parent D-R Interholding, LLC, and each of its subsidiaries to:

•	sell assets;

•	incur additional indebtedness;

•	prepay, redeem or repurchase other indebtedness;

•	pay dividends and distributions or repurchase capital stock;

•	create liens on assets;

•	make investments, loans or advances;

•	make capital expenditures;

•	make amendments to any corporate documents that would be materially adverse to the lenders;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing indebtedness;

•	change the business conducted by D-R Interholding, LLC and its subsidiaries;

•	enter into agreements that restrict dividends from subsidiaries;

•	enter into sale and lease-back transactions; and

•	enter into swap agreements.

In addition, the senior secured credit facility requires us to maintain the following financial covenants:

•	a maximum consolidated net leverage ratio; and

•	a minimum interest coverage ratio.

The senior secured credit facility also contains certain customary affirmative covenants and events of default.

We were briefly not in compliance with our obligation under the senior secured credit facility to provide the lenders with financial statements for the year ended December 31, 2004 no later than 120 days after the end of that year. This non-compliance was remedied by delivery of the financial statements within the 30-day cure period.

On July 18, 2005, we amended our senior secured credit facility to remove certain restrictions on our ability to consummate the initial public offering and use the proceeds received therefrom.

7 3/8% Senior Subordinated Notes due 2014

General

In October 2004, we issued 7 3/8% senior subordinated notes that mature on November 1, 2014 in an aggregate principal amount of $420.0 million in a private transaction not subject to the registration requirements under the Securities Act. The net proceeds from that financing were used to finance the acquisition and pay related fees and expenses. In September 2005, we used a portion of the proceeds from our initial public offering to redeem $50 million aggregate principal amount of the notes. On April 28, 2006, we consummated the exchange of the notes for identical freely tradeable notes registered under the Securities Act.

Guarantees

The notes are guaranteed, on a senior subordinated, unsecured basis, by each of our direct and indirect wholly-owned domestic subsidiaries that guarantee the senior secured credit facility.

Ranking

The notes are our general unsecured senior subordinated obligations that rank junior to our existing and future senior indebtedness, including obligations under the senior secured credit facility, equally in right of payment with all of our future senior subordinated debt and senior in right of payment to all of our future subordinated debt. They are effectively subordinated in right of payment to all of our existing and future secured debt to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

Optional Redemption

At any time prior to November 1, 2007, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including any additional notes issued after the issue date) at a redemption price of 107.375% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date, with the net cash proceeds of one or more equity offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture (excluding notes held by us and our subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 180 days of the date of the closing of such equity offering.

Except pursuant to the preceding paragraph or as otherwise set forth below, the notes will not be redeemable at our option prior to November 1, 2009. We are not, however, prohibited from acquiring the notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not violate the terms of the indenture.

On or after November 1, 2009, we may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the notes to be redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve month period beginning on November 1 of the years indicated below, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage

2009	103.688%
2010	102.458%
2011	101.229%
2012 and thereafter	100.000%

In addition, at any time prior to November 1, 2009, we may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus the applicable premium as of, and accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date, subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date.

Change of Control

In the event of a change of control, which is defined in the indenture governing the notes, each holder of the notes will have the right to require the issuer to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

Covenants

The indenture governing the notes contains certain covenants that, among other things, limit our ability and the ability of some of our subsidiaries to:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make distributions in respect of our or any of our restricted subsidiaries’ capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain debt without securing the notes;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

Events of Default

The indenture governing the notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such notes to become or to be declared to be due and payable.

DESCRIPTION OF CERTAIN INCENTIVE PLANS

The following are descriptions of certain plans in addition to the descriptions of our plans contained in our proxy statement:

2005 Stock Incentive Plan

Our board of directors has adopted, and our stockholders have approved, our 2005 Stock Incentive Plan. The 2005 Stock Incentive Plan is administered by our compensation committee, which has broad discretion to determine the current or prospective officers, employees and consultants that will receive awards, the type of awards to be granted, and the terms of such awards. Awards under the 2005 Stock Incentive Plan may be of stock options, stock appreciation rights and similar awards that are measured based on appreciation of our share price over a threshold level, or other similar awards that are based on the full value of our shares. No stock options, stock appreciation rights or other similar awards may be exercisable later than the tenth anniversary of the award grant date.

A total of approximately 4.3 million shares of our common stock were initially available for awards under the 2005 Stock Incentive Plan and the 2005 Directors Plan. As of April 10, 2006, approximately 4 million shares of our common stock are available for awards under these plans. As a general rule, only shares that are actually issued under an award are counted against this limit. Therefore, if (and to the extent that) an award is forfeited or terminates unexercised, or if it is settled for cash or otherwise settled without the issuance of common stock (including where shares are withheld to satisfy withholding obligations), the shares underlying the award will again be available for future awards.

Our compensation committee will determine the terms or conditions upon which awards will vest. This may include vesting based on continuous employment, vesting based on the attainment of one or more performance criteria, or vesting based on such other conditions as our compensation committee may determine. Our compensation committee may impose special provisions relating to the treatment of outstanding awards upon a change in control of our company (as defined in the 2005 Stock Incentive Plan). Among other things, our compensation committee may provide for the acceleration of vesting, for a cash payment in settlement of awards and/or for the assumption or substitution of awards following the change in control. Our compensation committee may also determine whether dividends or equivalent payments will be made with respect to outstanding awards, whether any such payments will be made in cash or shares on a current or deferred basis, and whether such payments are subject to vesting.

A participant’s termination of employment will typically have important consequences on outstanding awards under the 2005 Stock Incentive Plan (although our compensation committee will have broad authority to waive the consequences of a termination of employment). Unless our compensation committee determines otherwise, participants will become vested in any outstanding stock options, stock appreciation rights or other similar awards based on appreciation of our shares if their employment terminates by reason of death or disability (as defined in the 2005 Stock Incentive Plan), and will forfeit any such unvested awards if their employment terminates for any other reason. Unless our compensation committee determines otherwise, participants will become vested in a pro-rata portion (based on the number of days employed during the vesting period) of any award of shares or similar awards if their employment terminates by reason of death or disability (as defined in the 2005 Stock Incentive Plan), and will forfeit outstanding awards of shares or similar awards if their employment terminates for any other reason. Participants will forfeit vested and unvested awards if their employment is terminated for cause (as defined in the 2005 Stock Incentive Plan). If any award is held by a participant in the 2005 Stock Incentive Plan who the compensation committee believes is a “specified employee” under Section 409A of the Internal Revenue Code of 1986, as amended, or the Code, payment or a settlement of any award may be delayed for six months and one day after the termination of employment of the participant.

In connection with any stock dividend, stock split, share combination, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other event similarly affecting our common stock, our compensation committee will, in a manner it deems appropriate, equitably adjust any or all of (i) the number and type of shares that are available under the 2005 Stock Incentive Plan or that are subject to outstanding options or other awards, (ii) the grant or exercise price of outstanding awards and (iii) the performance period or performance criteria applicable to any outstanding awards. In addition, our compensation committee may also provide for a cash payment in settlement of outstanding awards as a result of such transactions.

Awards under the 2005 Stock Incentive Plan will generally not be assignable or transferable other than by will or by the laws of descent and distribution, although our compensation committee may permit certain transfers to the participant’s family members or to certain entities controlled by the participant or his or her family members.

The 2005 Stock Incentive Plan will expire on the day prior to the first meeting of our stockholders in 2009 at which directors will be elected, and our board of directors or our compensation committee may at any time, and from time to time, amend, modify or terminate the 2005 Stock Incentive Plan with any amendment, subject to stockholder approval if required by law. An amendment or termination of the 2005 Stock Incentive Plan may not materially adversely affect any outstanding award held by a participant without the participant’s consent.

Section 162(m) of the Code.  Section 162(m) of the Code generally limits the ability of a public corporation to deduct compensation greater than $1,000,000 paid with respect to a particular year to an individual who is, on the last day of that year, the corporation’s chief executive officer or one of its four other most highly compensated executive officers, other than compensation that is “performance based” within the meaning of Section 162(m). Under a special rule that applies to corporations that become public through an initial public offering, this limitation generally will not apply to compensation that is paid pursuant to the 2005 Stock Incentive Plan before the first meeting of our stockholders in 2009 at which directors will be elected.

2005 Directors Stock Incentive Plan

Our board of directors has adopted, and our stockholders have approved, our 2005 Directors Plan for our directors who are not also our officers or employees, or officers or employees of First Reserve. The 2005 Directors Plan is administered by our board of directors.

A total of approximately 4.3 million shares of our common stock were initially available for awards under the 2005 Directors Plan and the 2005 Stock Incentive Plan. As of April 10, 2006, approximately 4 million shares of our common stock are available for awards under these plans. Shares subject to awards that are forfeited will again be available for future awards under the 2005 Directors Plan. In connection with any stock dividend, stock split, share combination, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other event similarly affecting our common stock, our board of directors will, in a manner it deems appropriate, equitably adjust the number and type of shares that are available under the 2005 Directors Plan or that are subject to outstanding awards. In addition, our board of directors may also provide for a cash payment in settlement of outstanding awards as a result of such transactions.

There are two types of awards of shares under the 2005 Directors Plan. Eligible directors receive an annual grant with a value of $30,000 immediately following the first regular meeting of our board of directors in any year the 2005 Directors Plan is in effect (the annual grant for 2005 was awarded in connection with our initial public offering). Shares subject to this annual grant will become vested in four equal installments on the first day of each of the first four calendar quarters following the grant date, subject to the director remaining in office on each vesting date. Shares subject to the annual grant will also become vested upon a director’s death or disability (as defined in the 2005 Directors Plan), or upon a change in control of our company (as defined in the 2005 Directors Plan). The aggregate value of the shares subject to the annual grant is initially $30,000, although our board of directors (or an authorized committee thereof) may increase or decrease the value of the annual grant from time to time. A pro-rata portion of the annual grant of shares may be awarded to eligible directors who join our board of directors following the annual grant date.

Eligible directors may also elect to have any portion of their cash fees for services as a director paid in shares under the 2005 Directors Plan. Such elective awards will be fully vested, and will contain such other terms as determined by our board of directors.

Dividends or equivalent payments will be made with respect to all shares subject to awards under the 2005 Directors Plan, and our board of directors will determine whether and to what extent such payments will be paid currently to, or credited to an account of the eligible directors.

In the event of a change in control of our company (as defined in the 2005 Directors Plan), our board of directors may provide for a cash payment in settlement of awards, or for the assumption or substitution of awards following the change in control.

Awards under the 2005 Directors Plan are generally not assignable or transferable other than by will or by the laws of descent and distribution, except that our board of directors may permit certain transfers to eligible director’s family members or to certain entities controlled by the eligible director or his or her family members.

Our board of directors may at any time, and from time to time, amend, modify or terminate the 2005 Director’s Plan, as long as such actions do not materially adversely affect any outstanding award held by an eligible director without the director’s consent. Our board of directors will determine whether stockholder approval of any amendments to the 2005 Directors Plan will be required, and will seek such approval if necessary.

Annual Incentive Plan

Our board of directors has adopted an annual performance incentive plan that provides for the award of incentive bonuses to our named executive officers and certain of our other officers and employees. The annual incentive plan is administered by our compensation committee, which may delegate its authority except to the extent that it relates to the compensation of any of our executive officers or other individuals whose compensation the board of directors or the compensation committee reasonably believes may become subject to Section 162(m) of the Code. The determination of the compensation committee on all matters relating to the annual incentive plan is final and binding on us, participants and all other interested parties.

Each year our compensation committee selects the eligible participants in the annual incentive plan and establishes target incentive bonuses and performance objectives for a participant or group of participants. The actual bonus payable to a participant — which may equal, exceed or be less than the target bonus — is determined based on whether the applicable performance objectives are met, exceeded or not met. Performance objectives may be based on one or more of the following criteria: (i) revenue growth; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings before interest, taxes and amortization; (iv) operating income; (v) pre- or after-tax income; (vi) cash flow; (vii) cash flow per share; (viii) net earnings; (ix) earnings per share; (x) return on equity; (xi) return on invested capital; (xii) return on assets; (xiii) economic value added (or an equivalent metric); (xiv) share price performance; (xv) total stockholder return; (xvi) improvement in or attainment of expense levels; (xvii) improvement in or attainment of working capital levels; (xviii) debt reduction; or (xix) any other criteria our compensation committee in its sole discretion deems appropriate. The maximum bonus payable under the plan to a participant in any year is $3,000,000.

Bonuses are generally payable as soon as practicable after the compensation committee certifies that the applicable performance criteria have been obtained. Bonuses are generally payable only if the participant remains employed with us through the date of payment, subject to the discretion of the compensation committee to provide for the payment of full or partial bonuses upon certain terminations of employment and to any rights individual participants may have under their employment agreements to receive an annual bonus for the year their employment terminates.

In addition, the compensation committee may require that a portion of a participant’s annual incentive bonus be payable in shares of common stock, options or other stock-based awards granted under our 2005 Stock Incentive Plan described above, which awards may also be subject to forfeiture, vesting or other restrictions determined by the compensation committee.

The annual incentive plan will expire on the day prior to the date of the first meeting of our stockholders in 2009 at which directors will be elected. However, the compensation committee may at any time amend, suspend, discontinue or terminate the annual incentive plan, provided that any such amendment, suspension, discontinuance or termination does not adversely affect participants’ rights to, or interest in, any award granted prior to the date of such action without their written consent.

Section 162(m) of the Code.  Section 162(m) of the Code generally limits the ability of a public corporation to deduct compensation greater than $1,000,000 paid with respect to a particular year to an individual who is, on the last day of that year, the corporation’s chief executive officer or one of its four other most highly compensated executive officers, other than compensation that is “performance based” within the meaning of Section 162(m). Under a special rule that applies to corporations that become public through an initial public offering, this limitation generally will not apply to compensation that is paid pursuant to the Annual Incentive Plan before the first meeting of our stockholders in 2009 at which directors will be elected.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

As of March 1, 2007, we had a total of 85,477,160 shares of common stock outstanding. Of the outstanding shares, the shares sold in our initial public offering, in our two previous secondary offerings and in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock, or approximately 0.9 million shares; and

•	the average weekly reported volume of trading in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. For so long as D-R Interholding, LLC controls us, it will be deemed to be our affiliate under Rule 144(k) and may not rely on the exemption from registration under Rule 144(k).

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” a dealer in securities or currencies, a bank, an insurance company, a tax-exempt entity, a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings, a person holding shares of our common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle, or a partnership or other pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

If distributions are paid on shares of our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. See “— Gain on Disposition of Common Stock.” Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided that certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such non-U.S. holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, Morgan Stanley & Co. Incorporated has agreed to purchase, and the selling stockholder has agreed to sell to Morgan Stanley & Co. Incorporated, 11,596,981 shares.

The underwriter is offering the common stock subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of the common stock offered by this prospectus supplement is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the common stock offered by this prospectus supplement if any such shares are taken.

The underwriter may offer the common stock from time to time in one or more transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

The expenses of this offering payable by us, not including the underwriting discounts and commissions, are estimated at $500,000.

The common stock is listed on the New York Stock Exchange under the symbol “DRC”.

In order to facilitate the offering of the common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriter may sell more shares than it is obligated to purchase under the underwriting agreement, creating a short position. The underwriter can close out a covered short sale by purchasing shares in the open market. The underwriter may also sell shares in excess of the number of shares it has agreed to purchase from the selling stockholder, creating a “naked” short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriter may bid for, and purchase, common stock in the open market to stabilize the price of the common stock. The underwriter may also reclaim selling concessions allowed to a dealer for distributing common stock in the offering, if the underwriter repurchases previously distributed common stock to cover underwriter short positions, or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriter is not required to engage in these activities and may end any of these activities at any time.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the common stock of Dresser-Rand Group Inc., and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

A prospectus supplement in electronic format may be made available by the underwriter. In addition, shares may be sold by the underwriter to securities dealers who resell shares to online brokerage account holders.

From time to time, the underwriter and its affiliates have provided, and may continue to provide, investment banking, commercial banking and capital raising services to us for fees and commissions that we believe are customary. Morgan Stanley & Co. Incorporated acts as a joint lead arranger, joint book manager and co-syndication agent under our senior secured credit facility. The underwriter and its affiliates have received customary cash commissions and fees in connection with these services.

The underwriter or its affiliates may from time to time hold some of our 7 3/8% senior subordinated notes through ordinary trading or market-making activities.

We and the selling stockholder have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

The underwriting agreement provides that the closing will occur on March 13, 2007, which is four business days after the date of this prospectus supplement. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in three business days, unless the parties to a trade expressly agree otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of the shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of the shares to the public in that Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

United Kingdom

The underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.

VALIDITY OF THE SHARES

The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Shearman & Sterling LLP, New York, New York will act as counsel to the underwriter. Shearman & Sterling LLP represents First Reserve with respect to certain other matters.

PROSPECTUS

COMMON STOCK

We may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. In addition, certain selling stockholders may offer and sell shares of our common stock, from time to time in amounts, at prices and on terms that will be determined at the time of any such offering.

Each time our common stock is offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the names of any selling stockholders, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell our common stock without a prospectus supplement describing the method and terms of the offering.

We or any selling stockholder may sell our common stock directly or to or through underwriters, to other purchasers and/or through agents. For additional information on the method of sale, you should refer to the section entitled “Plan of Distribution.” If any underwriters are involved in the sale of our common stock offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among us, any selling stockholders and them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “DRC”.

Investing in our common stock involves risks. You should consider the risk factors described in any accompanying prospectus supplement and in the documents we incorporate by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

November 8, 2006

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we and/or certain selling stockholders, if applicable, may, from time to time, offer and/or sell common stock in one or more offerings or resales. Each time common stock is offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the names of any selling stockholders, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading “Incorporation of Certain Documents by Reference.”

You should rely only on the information contained in this prospectus or in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any accompanying prospectus supplement. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained in this prospectus. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

You should not assume that the information in this prospectus, any accompanying prospectus supplement or any documents we incorporate by reference is accurate as of any date other than the date on the front of this or such documents. Our business, financial condition, results of operations and prospectus may have changed since that date.

AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.

We have filed with the SEC a registration statement on Form S-3 related to the common stock covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. Information that we file in the future with the SEC automatically will update and supersede, as appropriate, the information contained in this prospectus and in the documents previously filed with the SEC and incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus so long as the registration statement of which this prospectus is a part remains effective:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Definitive Proxy Statement for 2006 on Schedule 14A filed on April 17, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	our Current Reports on Form 8-K, filed on July 28, 2006, August 2, 2006 and September 18, 2006; and

•	the description of our common stock contained in our Form 8-A, filed on July 26, 2005.

You can request a copy of these filings at no cost, by writing or calling us at the following address:

         1200 West Sam Houston Parkway, No.
         Houston, Texas 77043
         (713) 467-2221

You should read the information in this prospectus together with the information in the documents incorporated by reference. Any information that we have furnished or should have furnished on Form 8-K or Form 8-K/A, such as the information included in the following Form 8-Ks, is expressly not incorporated herein: our Current Reports on Form 8-K, filed on February 23, 2006, April 5, 2006, May 16, 2006, May 19, 2006 (as amended by the Form 8-K/A filed on November 8, 2006), August 8, 2006 and November 7, 2006.

OUR COMPANY

We are among the largest global suppliers of rotating equipment solutions to companies that operate in the worldwide oil, gas, petrochemical and process industries. In 2005, approximately 94% of our revenues were generated from oil and gas infrastructure spending. Our services and products are used for a wide range of applications, including oil and gas production, high-pressure field injection and enhanced oil recovery, pipelines, refinery processes, natural gas processing, and petrochemical production. We believe we have the largest installed base in the world of the classes of equipment we manufacture, with approximately 40% of the total installed base of equipment in operation as of December 31, 2005. Our extensive and diverse client base consists of most major and independent oil and gas producers and distributors worldwide, national oil and gas companies, and chemical and industrial companies. Our clients include Royal Dutch Shell, Exxon Mobil, BP, Statoil, Chevron, Petrobras, Pemex, PDVSA, Conoco, Lukoil, Marathon and Dow Chemical.

We operate globally with manufacturing facilities in the United States, France, Germany, Norway, India and Brazil and have 26 service and support centers worldwide. We have one of the broadest sales and services networks in the industry, with locations in all of the major international energy markets and established coverage in over 140 countries.

Our business operates in two segments: new units and aftermarket parts and services.

New Units

We are a leading manufacturer of highly-engineered turbo and reciprocating compression equipment and steam turbines. Our products are custom-designed to client specifications for long-life, critical applications. We are the market leader in North America in new unit sales of turbo and reciprocating compressors and have consistently ranked in the top three in worldwide market share.

Aftermarket Parts and Services

We offer a comprehensive range of aftermarket parts and services, including installation, maintenance, monitoring, operation, repairs, overhauls and upgrades. With a typical operating life of 30 years or more, rotating equipment requires substantial aftermarket parts and services over its operating life. The cumulative revenues from these aftermarket activities often significantly exceed the initial purchase price of a unit, which in many cases can be as low as five percent of the total life-cycle cost of the unit to the client.

The steady demand from our installed base for parts and aftermarket services represents a stable source of recurring revenues and cash flow. Moreover, with our value-based solutions strategy, we have a demonstrated track record of growth in this segment as a result of our focus on expanding our service offerings into new areas, including servicing other Original Equipment Manufacturers’ (“OEMs”) installed base of equipment, developing new technology upgrades and increasing our penetration of higher value-added services to our own installed base.

Company Information

Dresser-Rand Group Inc. is a Delaware corporation formed in October 2004. Our principal executive offices are located at 1200 West Sam Houston Parkway, No., Houston, Texas 77043 and our telephone number is (713) 467-2221.

Our predecessor company was initially formed on December 31, 1986, when Dresser Industries, Inc. and Ingersoll-Rand entered into a partnership agreement for the formation of Dresser-Rand Company, a New York general partnership owned 50% by Dresser Industries, Inc. and 50% by Ingersoll-Rand. On October 1, 1992, Dresser Industries, Inc. purchased a 1% equity interest from Dresser-Rand Company. In September 1999, Dresser Industries, Inc. merged with Halliburton Industries, and Dresser Industries, Inc.’s ownership interest in Dresser-Rand Company transferred to Halliburton Industries. On February 2, 2000, a wholly-owned subsidiary of Ingersoll-Rand purchased Halliburton Industries’ 51% interest in Dresser-Rand Company.

On October 29, 2004, the Dresser-Rand entities were purchased from Ingersoll-Rand Company Limited, a Bermuda Corporation (“Ingersoll-Rand”), by an affiliate of First Reserve Corporation (“First Reserve”) (the “acquisition”). We completed our initial public offering of common stock on August 10, 2005.

SUMMARY

The following summary describes the common stock that may be offered pursuant to this prospectus in general terms only. You should read the summary together with the more detailed information contained in the rest of this prospectus and the applicable prospectus supplement before making an investment decision.

Common Stock	We and/or certain selling stockholders may sell shares of our common stock, par value $0.01 per share. In a prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.

Terms Specified in Prospectus Supplement
When we or any selling stockholder decides to sell shares of our common stock, we will prepare a prospectus supplement, describing the offering and the specific terms of the common stock. You should carefully read this prospectus and any applicable prospectus supplement. We may also prepare free writing prospectuses that describe the terms of any common stock offering by us or any selling stockholder, as applicable. Any free writing prospectus should also be read in connection with this prospectus and with any other prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

We will offer our common stock to investors on terms determined by market and other conditions.

In any prospectus supplement we prepare, we will provide the name of and compensation to each dealer, underwriter or agent, if any, involved in the sale of the common stock being offered and the managing underwriters for any common stock sold to or through underwriters.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” These forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditure, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this prospectus, the words “anticipates,” “believes,” “expects,” “intends” and similar expressions identify such forward-looking statements. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following:

•	material weaknesses in our internal controls;

•	economic or industry downturns;

•	our inability to implement our business strategy to increase our aftermarket parts and services revenue;

•	competition in our markets;

•	failure to complete, or achieve the expected benefits from, any future acquisitions;

•	economic, political, currency and other risks associated with our international sales and operations;

•	loss of our senior management;

•	our brand name may be confused with others;

•	environmental compliance costs and liabilities;

•	failure to maintain safety performance acceptable to our clients;

•	failure to negotiate new collective bargaining agreements;

•	our ability to operate as a stand-alone company;

•	unexpected product claims or regulations;

•	infringement on our intellectual property or our infringement on others’ intellectual property; and

•	other factors described in this prospectus.

Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on our results of operations and financial condition. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

In the case of a sale of common stock by us, the use of proceeds will be specified in the applicable prospectus supplement. In the case of a sale of common stock by any selling stockholders, we will not receive any of the proceeds from such sale. We will pay all expenses (other than underwriting discounts or commissions or transfer taxes) of the selling stockholders in connection with any such offering.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and amended and restated bylaws. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to our SEC filings.

Authorized Capitalization

As of October 1, 2006, our authorized capital stock consisted of 250,000,000 shares of common stock, par value $0.01 per share, of which 85,479,053 shares were issued and outstanding and 10,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued and outstanding.

Common Stock

Voting Rights.  Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.  Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends. Dividends upon the common stock of the corporation may be declared by the board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve. Our senior secured credit facility and the indenture governing the senior subordinated notes impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights.  Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding preferred stock.

Other Matters.  The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of our amended and restated certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws provide that unless otherwise provided in the stockholders agreement, (i) prior to the date on which First Reserve ceases to own at least 40% of all the then outstanding shares of stock, directors may be removed for any reason upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date First Reserve ceases to own at least 40% of all the then outstanding shares of stock, directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and amended and restated bylaws also provide that unless otherwise provided in the stockholders agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

The Delaware General Corporation Law (“DGCL”) provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Calling of Special Meetings of Stockholders

Our amended and restated bylaws provide that special meetings of our stockholders may be called at any time by the board of directors or a committee of the board of directors which has been designated by the board of directors.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by amended and restated certificate of incorporation. Our amended and restated certificate of incorporation precludes stockholder action by written consent after the date on which First Reserve ceases to own at least 40% of all the then outstanding shares of stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the date on which we first mailed our proxy materials for the preceding year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

The DGCL generally provides that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions in the amended and restated certificate of incorporation and amended and restated bylaws may be amended only by a vote of at least 75% of the voting power of all of the outstanding shares of our stock entitled to vote:

•	the removal of directors;

•	the limitation on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors and any committee of the board of directors which has been designated by the board of directors;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote

In addition, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our amended and restated bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL. The DGCL does not permit exculpation for liability due to:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Delaware Anti-takeover Statute

We have opted out of Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts.

Transfer Agent and Registrar

The Bank of New York is the transfer agent and registrar for our common stock.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “DRC”.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

PLAN OF DISTRIBUTION

We and/or the selling stockholders, if applicable, may sell the common stock in any of three ways (or in any combination):

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.

The prospectus supplement will set forth the terms of the offering of such common stock, including

•	the name or names of any underwriters, dealers or agents and the amounts of common stock underwritten or purchased by each of them, and

•	the public offering price of the common stock and the proceeds to us and/or the selling stockholders, if applicable, and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We and/or the selling stockholders, if applicable, may effect the distribution of the common stock from time to time in one or more transactions either:

•	at a fixed price or at prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

If underwriters are used in the sale of any common stock, the common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the common stock will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the common stock if they purchase any of the common stock (other than any common stock purchased upon exercise of any over-allotment option).

We and/or the selling stockholders, if applicable, may sell the common stock through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the common stock and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Any underwriters, broker-dealers and agents that participate in the distribution of the common stock may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the common stock, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement.

In compliance with National Association of Securities Dealers guidelines, the maximum compensation to the underwriters in connection with the sale of common stock pursuant to this prospectus and any prospectus supplement will not exceed 8% of the total offering price to the public of such common stock.

We will bear all costs, expenses and fees in connection with the registration of the common stock as well as the expenses of all commissions and discounts, if any, attributable to the sales of common stock by us. The selling stockholders will bear all commissions and discounts attributable to the sales of common stock by them.

Underwriters or agents may purchase and sell the common stock in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the common stock and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the common stock in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the common stock, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the common stock is traded, in the over-the-counter market or otherwise.

Agents and underwriters may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.

Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

The specific terms of the lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

VALIDITY OF THE COMMON STOCK

The validity of the common stock to be sold hereunder will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York or other counsel who is satisfactory to us.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended December 31, 2005 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.